UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 001-36872

_____________________________________

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Whitney Corporation 401(k) Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK WHITNEY CORPORATION

Hancock Whitney Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2025 and 2024

CONTENTS

Reports of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 – 11

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Hancock Whitney Corporation 401(k) Savings Plan

Gulfport, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Hancock Whitney Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2025, the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of Hancock Whtiney Corporation 401(k) Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2026

Houston, Texas

June 24, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Participants and Beneficiaries

of the Hancock Whitney Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Hancock Whitney Corporation 401(k) Savings Plan(the "Plan") as of December 31, 2024, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Plan’s auditor since 2023. Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Plan’s auditor since 2013.

EISNERAMPER LLP

Baton Rouge, Louisiana

June 26, 2025

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 and 2024

	2025	2024
ASSETS
Investments, at fair value	658,646,319	577,816,810
Fully benefit-responsive investment contract, at contract value	21,095,487	22,560,738
Notes receivable from participants	8,102,156	7,562,527
Net assets available for Plan benefits	$687,843,962	$607,940,075

See accompanying notes.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2025 and 2024

	2025	2024
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$69,168,031	$62,963,764
Dividends and interest	21,950,793	17,044,598
Net investment income	91,118,824	80,008,362
Contributions
Employer	18,800,725	17,654,175
Employee	25,190,978	24,125,268
Rollover	7,041,655	1,459,286
Total contributions	51,033,358	43,238,729
Total additions	142,152,182	123,247,091
Deductions from net assets attributed to:
Benefits paid to participants	61,788,946	57,763,104
Administrative expenses	459,349	451,839
Total deductions	62,248,295	58,214,943
Increase in net assets available for Plan benefits	79,903,887	65,032,148
Net assets available for Plan benefits
Beginning of year	607,940,075	542,907,927
End of year	$687,843,962	$607,940,075

See accompanying notes.

Note 1. Description of the Plan

The following description of the Hancock Whitney Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Whitney Corporation and its subsidiaries (the “Company” and the “Sponsor”). Prior to January 1, 2026, all full-time and part-time employees of the Company who have completed 60 days of continuous service and are age 18 or older are eligible to participate. Effective January 1, 2026, all full-time and part-time employees who have attained the age of 18 are eligible to participate in the Plan on the first day of the month immediately following their date of hire or attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

The Plan is administered by the Compensation Committee of the board of directors of the Sponsor through the Human Resources department of Hancock Whitney Bank, a subsidiary of the Sponsor, and supported by other Hancock Whitney Bank internal committees that assist in oversight and decision-making. Empower Trust Company, LLC serves as the Plan’s record keeper and custodian of its assets. Hancock Whitney Bank also serves as the Plan’s Trustee through its Trust and Asset Management department.

Contributions

Eligible employees could elect to defer compensation up to the Internal Revenue Service (“IRS”) limitation of $23,500 in 2025 and $23,000 in 2024. Participants who had attained age 50 by the end of the plan year had the option to defer up to an additional $7,500 in 2025 and 2024, through the Plan’s catch-up contribution provisions. Further, beginning in 2025, participants who attained the age of 60 through 63 during the plan year had the option to defer up to a total of $11,250 in catch-up contributions. The Company offers a safe harbor match of 100% of the first 1% of compensation deferred by a participant, and 50% of the next 5% of eligible compensation deferred.

The Plan has an automatic deferral feature. Unless eligible employees opt out or elect to contribute a different percentage, default elective deferrals are made on behalf of employees on a pre-tax basis in an amount equal to 3% of eligible compensation and automatically increase 1% annually to a maximum deferral of 6%.

The Hancock Whitney Corporation Pension Plan and Trust Agreement (the “Pension Plan”), another benefit plan of the Sponsor, was closed to new entrance after January 1, 2018. For Pension Plan participants whose combined age plus years of service as of January 1, 2018 totaled less than 55, each participant’s accrued benefits were frozen as of January 1, 2018; for such Pension Plan participants, the Company provides an enhanced contribution to the Plan in the amount of 2%, 4% or 6% of the Plan participant’s eligible compensation, based on the Plan participant’s current age and years of service to the Company. The Company provides a basic contribution equal to 2% of the participant's eligible compensation for employees hired or rehired after June 30, 2017 and employees not eligible for the pension plan or enhanced contribution.

Participant Accounts

Each participant's account is credited with their contributions, the Company’s contributions, and allocation of the Plan earnings or losses generated by their elected investments, and is also charged with certain record-keeping expenses. Allocations of earnings and losses generated by their elected investment are based on participants’ account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account less record-keeping expenses, which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Hancock Whitney Corporation common stock credited to the participants’ stock accounts as of the record date.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s safe harbor matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. The Company’s basic and enhanced contributions will vest after the participant has completed three years of service. All participants vest 100% upon termination of employment due to death or permanent disability.

Forfeitures

Amounts not vested are forfeited upon a participant’s termination. Forfeitures are used to reduce employer contributions and Plan expenses. At December 31, 2025 and 2024, the forfeited amounts available for reducing future employer contributions and Plan expenses were $241,417 and $74,899, respectively. During 2025 and 2024, forfeitures totaling $322,487 and $589,084 respectively, were used to reduce employer contributions and Plan expenses.

Investment Options

The Plan allows participants to direct contributions into various investment options. As of December 31, 2025 and 2024, the Plan’s investment options included mutual funds, fixed annuities, collective trust funds and Hancock Whitney Corporation common stock.

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years with one loan outstanding at any time. The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan Administrator on a uniform and consistent basis. The interest rate on outstanding loan balances ranged between 4.25% and 9.50% in 2025 and 2024. Principal and interest are paid ratably through payroll deductions or directly for those that are no longer employed by the Company. Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statements of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred. Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs.

Payment of Benefits

Upon termination of service due to death, disability, retirement, or otherwise, a participant may elect to receive the vested value of his or her account through a lump-sum payment, installments, or annual withdrawals. Distributions are automatically in the form of a lump sum payment for vested participant account balances of $7,000 or less after April 1, 2024 or $5,000 or less prior to April 1, 2024. Required minimum distributions are made to participants who have retired and who have attained aged 73 in the absence of other distribution elections that meet the minimum distribution requirements.

In-service withdrawals are available in certain limited circumstances as described in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need as described in the Plan document. Hardship withdrawals are strictly regulated by the IRS.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2025 and 2024 were held by the custodian and are reported at fair value or contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Collective trust funds are investments held in pooled funds that are valued at the trust's net asset value as published on a public stock market or the trust's unpublished net asset value. See Note 8 for further discussion and disclosure related to fair value measurements. Investments at contract value include a fully benefit-responsive investment contract. The fully benefit-responsive investment contract is a guaranteed investment contract reflected at contract value comprised of contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. See Note 7 for further discussion related to the fully benefit-responsive investment contract.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Other than record-keeping fees, the Company pays all legal, accounting and other services on behalf of participants. Record-keeping fees are generally charged directly to the participant's account. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investments held in the participants' account, as they are paid through revenue sharing, rather than a direct payment. The revenue sharing fees resulted in appreciation in fair value of the participants' investments totaling $496,998 and $679,727 for the years ending December 31, 2025, and 2024, respectively. The Company pays directly any other fees related to the Plan’s operations, including all trustee fees and investment advisory fees to Hancock Whitney Bank, which are excluded from these financial statements. Beginning January 1, 2025, plan administrative expenses may be reduced by credits provided by the Plan's record keeper and custodian of its assets for the net float income it earns with respect to the Plan. Float earnings for the year ended December 31, 2025 were not material.

Note 3. Tax Status

The Plan received a favorable determination letter dated March 8, 2018 stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The determination letter applies to Plan amendments through January 25, 2017. The Plan has been amended from time to time since that date, and all required amendments have been timely adopted. The Plan Administrator believes that the Plan, as amended and currently designed, continues to meet all applicable requirements for qualification under Section 401 of the IRC and there is no material uncertainty regarding the Plan's qualified status.

Generally accepted accounting principles in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken, nor is expected to take, any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2025 and 2024. The Plan is subject to routine examinations by taxing authorities. There are currently no plan years under examination by taxing authorities.

Note 4. Related Party Transactions and Party in Interest Transactions

The Trustee is a subsidiary of Hancock Whitney Corporation. Transactions between the Plan and Trustee, or the Plan and the Sponsor, are considered to be exempt party-in-interest transactions. At December 31, 2025 and 2024, the Plan owned $30,751,151 (482,901 shares) and $26,631,541 (486,688 shares), respectively, in Hancock Whitney Corporation common stock. During the years ended December 31, 2025 and 2024, the Plan recorded dividends on Hancock Whitney Corporation common stock of $868,828 and $811,649, respectively. The Plan paid no administrative fees to the Trustee during 2025 and 2024.

The Plan offers an investment option of a group annuity contract with Empower Annuity Insurance Company of America, a related entity of the Plan's custodian. See further discussion of this investment in Note 7.

Note 5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Market risks include global events which could impact the value of investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

Note 7. Fully Benefit-Responsive Investment Contract

The Plan offers an investment option of a group annuity contract with Empower Annuity Insurance Company of America that is a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by the participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owns only the contract itself.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) of the IRC; premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

Management believes that there are no events probable of occurring that might limit the ability of the Plan to transact at contract value with the contact issuer and that also would limit the ability of the Plan to transact at contact value with the participants.

Note 8. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•
Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trusts: The collective trusts represent investments in the Flexpath Index funds consisting of a mix of investments, including stocks, bonds, cash and cash alternatives, that adjust over time. The net asset value of the common trust is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. There are no participant redemption restrictions for these investments and participants can transact daily in these funds. The Plan has no unfunded commitments and no contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan's assets by level, within the fair value hierarchy, measured at fair value on a recurring basis as of December 31, 2025 and 2024.

	Level 1	Level 2	Level 3	Total
December 31, 2025
Mutual funds:
Fixed income	$43,622,050	$—	$—	$43,622,050
Equity	357,195,391	—	—	357,195,391
Employer securities	30,751,151	—	—	30,751,151
Total investments in the fair value hierarchy	$431,568,592	$—	$—	$431,568,592
Investments measured at net asset value:
Collective trust funds(1)				227,077,727
Total investments at fair value				$658,646,319

	Level 1	Level 2	Level 3	Total
December 31, 2024
Mutual funds:
Fixed income	$40,730,371	$—	$—	$40,730,371
Equity	322,153,435	—	—	322,153,435
Employer securities	26,631,541	—	—	26,631,541
Total investments in the fair value hierarchy	$389,515,347	$—	$—	$389,515,347
Investments measured at net asset value:
Collective trust funds(1)				188,301,463
Total investments at fair value				$577,816,810

(1) Certain investments that were measured using net asset value as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 9. Reconciliation of Financial Statements to Form 5500

The following tables reconcile net assets available for Plan benefits per the audited financial statements to net assets per the Form 5500, and the increase in net assets available for benefits per the audited financial statements to net income or loss per the Plan’s Form 5500, as of and for the years ended December 31, 2025 and 2024.

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$687,843,962	$607,940,075
Loans deemed distributed	(365,892)	(291,909)
Net assets per Form 5500	$687,478,070	$607,648,166

	Year Ended December 31,
	2025	2024
Total increase in net assets available for benefits per the financial statements	$79,903,887	$65,032,148
Change in loans deemed distributed	(73,983)	68,698
Net income per Form 5500	$79,829,904	$65,100,846

Note 10. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 24, 2026, and determined that there were no subsequent events requiring disclosure in the financial statements. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Employer Identification Number: 64-0693170
Plan Number: 003
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2025
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value
	Mutual Funds:
	AB LARGE CAP GROWTH ADV	991,620 shares		$112,013,372
	AMERICAN FUNDS AMERICAN MUTUAL R5	436,781 shares		25,984,110
	BLACKROCK HIGH YIELD INSTL	1,230,511 shares		8,884,286
	COHEN & STEERS GLOBAL REALTY A	5,228 shares		283,560
	FEDERATED HERMES INTERNATIONAL LEADER ISFGFLX	233,538 shares		10,308,365
	FEDERATED HERMES MDT SMALL CP CORE IS	368,166 shares		10,455,904
	FEDERATED HERMES MDT LARGE CAP VALUE IS	493,198 shares		17,069,570
	FEDERATED HERMES TOTAL RETURN BOND INSTL	1,519,811 shares		14,574,991
	NOMURA SMALL CAP CORE INSTITUTIONAL	330,951 shares		10,080,760
	VANGUARD 500 INDEX ADMIRAL	154,993 shares		97,930,819
	VANGUARD DEVELOPED MARKETS IDX INSTL	715,117 shares		14,366,692
	VANGUARD INFLATION-PROTECTED SECS INV	236,924 shares		2,772,012
	VANGUARD MID CAP INDEX I	471,181 shares		37,402,331
	VANGUARD SHORT-TERM FEDERAL ADM	615,904 shares		6,374,604
	VANGUARD SMALL CAP INDEX I	172,357 shares		21,299,908
	VANGUARD TOTAL BOND MARKET INDEX INST	934,337 shares		9,128,471
	VANGUARD TOTAL INTL BD IDX ADMIRAL	97,504 shares		1,887,686
	Total Mutual Funds			$400,817,441
	Common Stock:
*	HANCOCK WHITNEY CORPORATION COMMON STOCK	482,901 shares		30,751,151
	Collective Trust Funds:
	FLEXPATH INDEX AGG 2035 FUND CL M	89,354 shares		2,296,713
	FLEXPATH INDEX AGG 2045 FUND CL M	49,583 shares		1,406,542
	FLEXPATH INDEX AGG 2055 FUND CL M	18,319 shares		527,692
	FLEXPATH INDEX AGG 2065 FUND CL M	56,866 shares		818,539
	FLEXPATH INDEX AGG RETIREMENT FUND CL M	7,945 shares		149,291
	FLEXPATH INDEX CNSRV 2035 FUND CL M	87,292 shares		1,670,028
	FLEXPATH INDEX CNSRV 2055 FUND CL M	1,486 shares		41,312
	FLEXPATH INDEX CNSRV 2065 FUND CL M	911 shares		13,068
	FLEXPATH INDEX CNSRV RETIREMENT FUND M	52,829 shares		833,918
	FLEXPATH INDEX CONSERVATIVE 2045 M	38,782 shares		898,300
	FLEXPATH INDEX MOD 2035 FUND CL M	3,304,428 shares		72,452,218
	FLEXPATH INDEX MOD 2045 FUND CL M	2,542,534 shares		64,780,471
	FLEXPATH INDEX MOD 2055 FUND CL M	980,623 shares		26,638,037
	FLEXPATH INDEX MOD 2065 FUND CL M	341,927 shares		4,806,060
	FLEXPATH INDEX MOD RETIREMENT FUND M	2,906,427 shares		49,745,538
	Total Collective Trust Funds			$227,077,727
	Fully Benefit-Responsive Investment Contract:
*	KEY GUARANTEED PORTFOLIO FUND	21,095,487 units		21,095,487
	Total Investments			$679,741,806

*	Notes Receivables from participants(1)	Interest rates range from 4.25% - 9.50% with maturity dates through 2030		7,736,264
	Total assets (Held at End of Year) as filed on Form 5500			$687,478,070
	* Denotes party-in-interest
	** Cost information is omitted due to transactions being participant directed.
	(1) Includes deemed distributions as filed on the Form 5500

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Whitney Corporation 401(k) Savings Plan

Date:	June 24, 2026	By:	/s/ James Brown
Name: James Brown
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Independent Registered Public Accounting Firm

__________

* Filed herewith